                                      Energy East Corporation
                                 Combined Condensed Balance Sheet
                               Giving Effect to the CMP Group Merger
                                   and the CTG Resources Merger
                                         At June 30, 1999
                                       Actual and Pro Forma
                                            (Unaudited)


                                     Pro Forma
                                    Energy East
                                        and          CMP         CTG       Merger
                                    Connecticut     Group     Resources   Pro Forma    Pro Forma
                                      Energy        Actual      Actual   Adjustments  Energy East
--------------------------------------------------------------------------------------------------
Assets                                                       (thousands)
Current Assets
 Cash and cash equivalents . . . .   $1,079,671  $   335,094  $ 36,013  ($652,013)(4)   $  798,765
 Special deposits. . . . . . . . .          911                                                911
 Accounts receivable, net. . . . .      165,872      125,754    35,704                     327,330
 Other . . . . . . . . . . . . . .      183,710       13,230    20,411                     217,351
                                     -----------  ----------  --------  ---------       ----------
      Total Current Assets . . . .    1,430,164      474,078    92,128   (652,013)       1,344,357

Utility Plant, at Original Cost. .    4,545,703    1,332,465   520,743                   6,398,911

 Less accumulated depreciation . .    2,128,834      550,173   189,059                   2,868,066
                                     -----------  ----------  --------  ---------       ----------
   Net utility plant in service. .    2,416,869      782,292   331,684                   3,530,845

 Construction work in progress . .       15,495       14,823     5,956                      36,274
                                     -----------  ----------  --------  ---------       ----------
      Total Utility Plant. . . . .    2,432,364      797,115   337,640                   3,567,119

Other Property and Investments, Net     109,170       72,081    12,476                     193,727

Regulatory Assets. . . . . . . . .      331,344      872,787     6,781    30,808(5)      1,241,720

Other Assets . . . . . . . . . . .       72,524       41,529    28,416     5,081(5)        147,550

Goodwill . . . . . . . . . . . . .      249,360                          653,812(6)(7)     903,172
                                     -----------  ----------  --------  ---------       ----------

      Total Assets . . . . . . . .   $4,624,926   $2,257,590  $477,441  $  37,688       $7,397,645
                                     ===========  ==========  ========  =========       ==========

The notes on pages 5 through 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                                      Energy East Corporation
                                 Combined Condensed Balance Sheet
                               Giving Effect to the CMP Group Merger
                                   and the CTG Resources Merger
                                         At June 30, 1999
                                       Actual and Pro Forma
                                            (Unaudited)


                                       Pro Forma
                                      Energy East
                                        and           CMP         CTG       Merger
                                      Connecticut    Group     Resources    Pro Forma     Pro Forma
                                        Energy       Actual      Actual    Adjustments    Energy East
-----------------------------------------------------------------------------------------------------
Liabilities                                                   (thousands)
Current Liabilities
 Current portion of long-term debt
   and sinking fund requirements . .  $    3,647   $   18,716  $   3,237                  $   25,600
 Notes payable and interim financing       4,150      101,628                                105,778
 Taxes accrued . . . . . . . . . . .     308,371      154,386                                462,757
 Other . . . . . . . . . . . . . . .     255,756       94,180     43,190   $ 17,500(7)       410,626
                                      -----------  -----------  ---------  ---------      -----------
   Total Current Liabilities . . . .     571,924      368,910     46,427     17,500        1,004,761

Regulatory Liabilities
 Gain on sale of generation assets .                  520,861                                520,861
 Other . . . . . . . . . . . . . . .     108,238       70,295     78,840      3,303(5)       260,676
                                      -----------  -----------  ---------  ---------      -----------
   Total Regulatory Liabilities. . .     108,238      591,156     78,840      3,303          781,537

Deferred Income Taxes and
  Unamortized Investment
  Tax credits. . . . . . . . . . . .     291,762       83,091                 1,778(8)       376,631
Other. . . . . . . . . . . . . . . .     328,339      494,312                30,808(5)       853,459
Long-term debt . . . . . . . . . . .   1,535,079      124,205    217,516    500,000(9)     2,376,800
                                      -----------  -----------  ---------  ---------      -----------
   Total Liabilities . . . . . . . .   2,835,342    1,661,674    342,783    553,389        5,393,188

Commitments. . . . . . . . . . . . .          88                                                  88
Preferred stock redeemable solely
   at the option of subsidiary . . .      10,131       35,528        879                      46,538
Preferred stock subject to mandatory
   redemption requirements . . . . .      25,000       18,910                                 43,910
Common Stock Equity
 Common stock Energy East
   ($.01 par value, 300,000 shares
   authorized and 124,188 shares
   outstanding as of June 30, 1999).       1,257                                 61(10)        1,318
 Common stock CMP Group
   ($5 par value, 80,000 shares
   authorized and 32,443 shares
   outstanding as of June 30, 1999).                  162,213              (162,213)
 Common stock CTG Resources
   (no par value, 20,000 shares
   authorized and 8,648 shares
   outstanding as of June 30, 1999)
Capital in excess of par value. . . .  1,038,017      286,035     67,448   (193,988)(10)   1,197,512
Retained earnings . . . . . . . . . .    754,088       94,217     66,841   (161,058)         754,088
Unearned compensation -
  restricted stock awards . . . . . .                               (510)       510

Treasury stock, at cost (1,500
  shares at June 30, 1999). . . . . .    (38,997)        (987)                  987          (38,997)
                                      -----------  -----------  ---------  ---------      -----------
   Total Common Stock Equity. . . . .  1,754,365      541,478    133,779   (515,701)       1,913,921
                                      -----------  -----------  ---------  ---------      -----------
   Total Liabilities and
     Shareholders' Equity . . . . . . $ 4,624,926  $2,257,590   $477,441   $ 37,688       $7,397,645
                                      ===========  ===========  =========  =========      ===========

The notes on pages 5 through 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                                             ENERGY EAST CORPORATION
                                     COMBINED CONDENSED STATEMENT OF INCOME
                                      GIVING EFFECT TO THE CMP GROUP MERGER
                                          AND THE CTG RESOURCES MERGER
                                        TWELVE MONTHS ENDED JUNE 30, 1999
                                              ACTUAL AND PRO FORMA
                                                   (UNAUDITED)


                                       Pro Forma
                                      Energy East
                                          and           CMP       CTG        Merger
                                      Connecticut     Group     Resources   Pro Forma       Pro Forma
                                        Energy        Actual     Actual    Adjustments      Energy East
                                     -------------  ---------  ----------  -----------     -------------
                                                   (in  thousands,  except  per  share  amounts)
Operating Revenues
  Sales and services . . . . . . .   $  2,706,279   $993,357   $ 283,471                   $  3,983,107

Operating Expenses
  Fuel used in electricity
    generation . . . . . . . . . .        199,842     29,124                                    228,966
  Electricity purchased. . . . . .        776,077    456,811                                  1,232,888
  Natural gas purchased. . . . . .        273,387                140,997                        414,384
  Other operating expenses . . . .        405,341    233,486      54,001                        692,828
  Maintenance. . . . . . . . . . .        100,888     38,671       7,859                        147,418
  Depreciation and amortization. .        712,050     55,540      20,199   $   16,345(11)       804,134
  Other taxes. . . . . . . . . . .        224,631     26,895      19,512                        271,038
  Gain on sale of generation assets      (674,572)                                             (674,572)
  Writeoff of Nine Mile Point 2. .         69,930                                                69,930
                                     -------------                                         -------------
     Total Operating Expenses. . .      2,087,574    840,527     242,568       16,345         3,187,014
                                     -------------  ---------  ----------  -----------     -------------
Operating Income . . . . . . . . .        618,705    152,830      40,903      (16,345)          796,093
Other Income and Deductions. . . .         (9,013)   (39,321)     (2,711)                       (51,045)
Merger related expenses. . . . . .          1,537                                                 1,537
Interest Charges, net. . . . . . .        142,974     57,068      17,042       37,500(9)        254,584
Preferred Stock Dividends
  of Subsidiary. . . . . . . . . .          5,775      3,676          61                         9,512
                                     -------------  ---------  ----------                  -------------
Income Before Federal Income Taxes        477,432    131,407      26,511      (53,845)          581,505
Federal Income Taxes . . . . . . .        231,764     58,169      12,253      (13,125)(8)       289,061
                                     -------------  ---------  ----------  -----------     -------------
Net Income . . . . . . . . . . . .   $    245,668   $ 73,238   $  14,258     ($40,720)     $    292,444
                                     =============  =========  ==========  ===========     =============

Earnings Per Share, basic and
  Diluted. . . . . . . . . . . . .   $       1.87                                          $       2.12

Average Common Shares Outstanding.        131,606                               6,107(12)       137,713

The notes on pages 5 through 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

Per share amounts and number of average Energy East shares outstanding have been restated to reflect the two-for-one common stock split, effective April 1, 1999.

                                     Energy East Corporation
                        Combined Condensed Statement of Retained Earnings
                              Giving Effect to the CMP Group Merger
                                  and the CTG Resources Merger
                                Twelve Months Ended June 30, 1999
                                      Actual and Pro Forma
                                           (Unaudited)


                                    Pro Forma
                                   Energy East
                                       and         CMP       CTG         Merger
                                   Connecticut    Group   Resources    Pro Forma     Pro Forma
                                      Energy     Actual     Actual    Adjustments   Energy East
                                   ------------  -------  ----------  ------------  ------------
Balance, beginning of period. . .  $    624,936  $50,512  $   61,394    ($111,906)  $    624,936

Add net income. . . . . . . . . .       231,213   73,238      14,258      (87,496)       231,213

Add restricted stock plan . . . .                                  9           (9)

Deduct dividends on common stock.       102,061   29,199       8,820      (38,019)       102,061

Deduct reacquired preferred stock                    333                     (333)
                                                 -------              ------------
Balance, end of period. . . . . .  $    754,088  $94,218  $   66,841    ($161,059)  $    754,088
                                   ============  =======  ==========  ============  ============

The notes on pages 5 through 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                          NOTES TO UNAUDITED PRO FORMA
                     COMBINED CONDENSED FINANCIAL STATEMENTS
                      GIVING EFFECT TO THE CMP GROUP MERGER
                          AND THE CTG RESOURCES MERGER

Note  1.  Unaudited  Pro  Forma  Combined  Condensed  Financial Statements.

     The unaudited pro forma combined condensed financial statements as of and for the twelve months ended June 30, 1999, have been adjusted to give effect to the CMP Group Merger and the CTG Resources merger. The unaudited pro forma combined condensed financial statements reflect preliminary purchase accounting adjustments in compliance with generally accepted accounting principles. Estimates relating to the fair value of some assets, liabilities and other events have been made as more fully described below. Actual adjustments will be made on the basis of actual assets, liabilities and other items as of the closing date of the mergers on the basis of appraisals and evaluations. Therefore, actual amounts may differ from those reflected below.

     The unaudited pro forma combined condensed balance sheet and statement of retained earnings assume that the mergers occurred on June 30, 1999. The unaudited pro forma combined condensed statement of income for the twelve months ended June 30, 1999, assumes that the mergers were completed on July 1, 1998 and does not give effect to the sales of Energy East's coal-fired generation assets and CMP Group's steam and hydro generation assets prior to when they occurred in March and May 1999 and April 1999, respectively, and the pending sale of Energy East's interest in nuclear generation assets.

     The pro forma combined condensed financial statements should be read in conjunction with the consolidated historical financial statements and the related notes of Energy East, CMP Group and CTG Resources, which are incorporated by reference. The pro forma statements are for illustrative purposes only. They are not necessarily indicative of the financial position or operating results that would have occurred had the sales and the mergers been completed on July 1, 1998 or June 30, 1999, as assumed above; nor is the information necessarily indicative of future financial position or operating results.

Note  2.  Accounting  Method.

     The CMP Group merger and the CTG Resources merger will be accounted for as an acquisition of CMP Group and CTG Resources by Energy East under the purchase method of accounting in accordance with generally accepted accounting principles. The amount of goodwill recorded will reflect the excess of the purchase prices over the estimated net fair value of assets and liabilities of CMP Group's and CTG Resources's utility and nonutility businesses at the time of closing, plus Energy East's estimated transaction cost related to the mergers. The assets of CMP Group's and CTG Resources's unregulated subsidiaries will be revalued to fair value, including an allocation of goodwill to the subsidiaries, if appropriate. The remaining goodwill will be allocated to Central Maine Power and Connecticut Natural Gas and will be recorded as an acquisition adjustment.

Note  3.  Earnings  Per  Share  and  Average  Shares  Outstanding.

     The pro forma earnings per share and number of average shares outstanding have been restated to reflect Energy East's two-for-one common stock split, effective April 1, 1999, and the average number of shares that would have been outstanding if the merger occurred at the beginning of the periods presented assuming a conversion of 45% CTG Resources shares into 1.57 Energy East shares per CTG Resources share. The following table presents the range of shares that could be issued based on various potential conversion ratios under the merger agreement:

       Conversion ratio                 1.36    1.57   1.73
       Number of  shares (thousands)   5,296   6,107  6,740

Note  4.  Cash  Consideration.

     This amount reflects the cash consideration paid to CMP Group's shareholders based on a purchase price per share of $29.50 for all of the CMP Group shares outstanding and the cash consideration paid to CTG Resources shareholders based on a purchase price per share of $41.00 for 55% of the CTG Resources shares outstanding.

Note 5. Regulatory Asset and Related Other Liability, and Other Asset and Related Regulatory Liability.

     This amount reflects the recognition of a regulatory asset and related other liability, or, an other asset and related regulatory liability for the estimated difference between CMP Group's and CTG Resources's pension and other postretirement benefit obligations and the previously unrecognized asset or liability.

Note  6.  Goodwill.

     This amount reflects the recognition of an amount of goodwill equal to the excess of the estimated purchase price of $957 million over the estimated net fair value of the assets and liabilities of CMP Group acquired of $541.5 million, plus estimated transaction costs of $11 million related to the merger; and an amount of goodwill equal to the excess of the estimated purchase price of $355 million over the estimated net fair value of the assets and liabilities of CTG Resources acquired of $134 million, plus estimated transaction costs of $6.5 million related to the merger.

Note  7.  Merger-Related  Costs.

     Energy East, CMP Group and CTG Resources will incur direct expenses related to the merger, including financial advisor, legal and accounting fees. The pro forma adjustments include an estimate for Energy East's merger-related costs of $11 million for the CMP Group merger and $6.5 million for the CTG Resources merger, which are included in goodwill. CMP Group and CTG Resources expect to incur approximately $7.5 million and $5.5 million, of merger-related costs, respectively, which they will expense as incurred. The actual amount of merger-related costs may differ from the amounts reflected in the unaudited pro forma combined condensed financial statements.

Note  8.  Income  Taxes.

     Income taxes on the pro forma combined condensed income statement have been based on the statutory rate and adjusted for goodwill, which is not tax deductible.

Note  9.  Notes  Payable

     This amount reflects the issuance of $500 million principal amount of notes payable with an assumed interest rate of 7.5%, the proceeds of which may be used to fund the consideration paid to CMP Group shareholders.

Note  10.  Common  Stock.

     This amount reflects the Energy East shares to be issued to CTG Resources shareholders in exchange for 45% of their CTG Resources shares, assuming a conversion ratio of 1.57 Energy East shares per CTG Resources share, and the purchase of 55% of their CTG Resources shares for cash.

Note  11.  Amortization  of  Goodwill.

     This amount represents the amortization of goodwill, for financial accounting purposes, over a 40-year period. The goodwill is not amortizable for tax purposes.

Note  12.  Energy  East  Shares  Issued.

     Reflects the number of Energy East shares to be issued in the merger with CTG Resources assuming a conversion of 45% of the CTG Resources shares into 1.57 Energy East shares per CTG Resources share.